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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940


(Print or Type Responses)

1. Name and Address of Reporting Person*

   Hannon  Michael   R.
   (Last)  (First)  (Middle)

   c/o Chase Capital Partners
   380 Madison Avenue - 12th Floor
   (Street)

   New York  New York  10017
   (City)  (State)  (Zip)

2. Date of Event Requiring Statement (Month/Day/Year)

   11/23/99

3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)



4. Issuer Name and Ticker or Trading Symbol

   TeleCorp PCS, Inc. ("TLCP")

5. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   /X/ Director                            /X/ 10% Owner
   / / Officer (give title below)          / / Other (specify below)

6. If Amendment, Date of Original (Month/Day/Year)



7. Individual or Joint/Group Filing (Check Applicable Line)

   /X/ Form filed by One Reporting Person
   / / Form filed by More than One Reporting Person

            Table I -- Non-Derivative Securities Beneficially Owned

                                  2. Amount      3. Ownership
                                     of Secu-       Form:
                                     rities         Direct      4. Nature of
                                     Bene-          (D) or         Indirect
                                     ficially       Indirect       Beneficial
1. Title of Security                 Owned          (I)            Ownership
(Instr. 4)                           (Instr. 4)     (Instr. 5)     (Instr. 5)
--------------------------------  -------------  -------------  ----------------

Class A Common Stock              14,785,692           I        (FN 1)
Class A Common Stock                 352,956           I        By TeleCorp
                                                                  Investment
                                                                  Corp., LLC


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the Form is filed by more than one Reporting Person, see Instruction
  5(b)(v).


  (Over)
    Page 1 of 2
SEC 1472 (3-99)

         Table II--Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

                                                2. Date Exercisable
                                                   and Expiration Date  3. Title and Amount of Securities Underlying Derivative
                                                   (Month/Day/Year)        Security (Instr. 4)
                                                ----------------------  -----------------------------------------------------------
                                                Date                                                                     Amount or
1. Title of Derivative                          Exercis-    Expiration                      Title                        Number of
   Security (Instr. 4)                          able        Date                                                          Shares
----------------------------------------------  ----------  ----------  ----------------------------------------------  -----------

Class C Common Stock                            (FN 2)      N/A         Class A Common Stock                             27,489
Class C Common Stock                            (FN 2)      N/A         Class A Common Stock                                575
Class D Common Stock                            (FN 2)      N/A         Class A Common Stock                            199,522
Class D Common Stock                            (FN 2)      N/A         Class A Common Stock                              3,780


                                                               5. Ownership
                                                                  Form of
                                                                  Derivative
                                                4. Conver-        Security:
                                                   sion or        Direct      6. Nature of
                                                   Exercise       (D) or          Indirect
                                                   Price of       Indirect        Beneficial
1. Title of Derivative                             Derivative     (I)             Ownership
   Security (Instr. 4)                             Security       (Instr. 5)      (Instr. 5)
----------------------------------------------  -------------  -------------  --------------

Class C Common Stock                             1 for 1             I        (FN 1)
Class C Common Stock                             1 for 1             I        By TeleCorp Investment Corp.,
Class D Common Stock                             1 for 1             I        (FN 1)
Class D Common Stock                             1 for 1             I        By TeleCorp Investment Corp.,



Explanation of Response:

(1) The amounts shown represent the beneficial ownership of the Issuer's securities by CB Capital Investors, L.P. ("CBCI, L.P."), a portion of which may be deemed attributable to the reporting person because the reporting person is a general partner of Chase Capital Partners ("CCP"), which is the sole limited partner of CBCI, L.P. and the investment manager of CB Capital Investors, Inc., which is the general partner of CBCI, L.P. The actual pro rata portion of such beneficial ownership that may be deemed attributable to the reporting person is not readily determinable because it is subject to several variables, including CCP's and CBCI's internal rate of return and vesting.

(2) These shares are convertible at the option of the holder after receipt by the issuer of an opinion of regulatory counsel that Class A Common Stock and Voting Preference Stock can vote and be treated as a single class of stock with one vote per share and the affirmative vote of the holders of 66 2/3% or more of the Class A Common Stock.


/s/ Michael R. Hannon                       11/22/99
---------------------------------------    --------------------------
    Michael R. Hannon                      Date